UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 6, 2023, Polestar Automotive Holding UK PLC (“Polestar”) distributed a notice of annual general meeting to be held at the offices of Kirkland & Ellis International LLP, 30 St Mary Axe, London, EC3A 8AF, United Kingdom at 12:00 pm (British Summer Time) on 28 June 2023 (the “AGM”) to shareholders of the Company in connection with the Company’s AGM. The notice of AGM is furnished as Exhibit 99.1 to this report on Form 6-K.

On or about June 6, 2023, Citibank, N.A., in its capacity as the depositary bank (the “Depositary”) for the Company’s American Depositary Shares (“ADSs”), commenced mailing notice materials and voting instruction cards to ADS holders to enable ADS holders of record as of May 23, 2023, to instruct the Depositary to vote the shares represented by their ADSs. The Depositary’s notice of AGM to ADS holders and the ADS voting instruction card are furnished as Exhibits 99.2 and 99.3, respectively, to this report on Form 6-K.

The Company intends to publish its U.K. annual report and accounts for the year ended December 31, 2022 on its website in the coming days at: https://investors.polestar.com/corporate-governance/annual-general-meeting

The information contained in this report on Form 6-K, including Exhibits 99.1, 99.2, and 99.3, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Notice of Annual General Meeting.

99.2	Depositary’s Notice of Annual General Meeting

99.3	American Depositary Share Voting Instruction Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: June 6, 2023	By:	/s/ Thomas Ingenlath
	Name:	Thomas Ingenlath
	Title:	Chief Executive Officer

	By:	/s/ Johan Malmqvist
	Name:	Johan Malmqvist
	Title:	Chief Financial Officer

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